

June 29, 2009

Mr. Rick D. Puckett
Executive Vice President and Chief Financial Officer
Lance, Inc.
14120 Ballantyne Corporate Place, Suite 350
Charlotte, NC 28232-2395

> **Re:** **Lance, Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2008**
> **Filed February 24, 2009**
> **File No. 0-00398**

Dear Mr. Puckett:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 27, 2008

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. We might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate.

2. We note that there is no disclosure in your filing regarding environmental matters or environmental risks, although your company has manufacturing operations in

the United States and Canada. Please advise us as to whether you have
considered the need for disclosure on these topics.

Business, page 1

3.   We note your disclosure that you have operations in Canada as well as the United
States, and you mention on page 2 that your products are sold in "the United
States and … other markets." Please provide information about net sales and
revenues attributable to the United States, Canada and any other countries or
geographical regions, or explain to us why you believe this information is not
material. See Item 101(d) of Regulation S-K.

Liquidity and Capital Resources

Commitments and Contingencies, page 22

4.   Please revise your disclosure to include, in a separately-captioned section,
disclosure as to whether you have any off-balance sheet arrangements as to which
disclosure would be required by Item 303(a)(4) of Regulation S-K. If none,
please so state.

Closing Comments

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Karney
        N. Gholson